UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

E-Commerce China Dangdang Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

26833A105

(CUSIP Number)

Peggy Yu Yu c/o 21/F, Jing An Center No. 8 North Third Ring Road East Chaoyang District, Beijing 100028 People’s Republic of China +86-10 5799-2666	Guoqing Li
Kewen Holding Co. Limited
Science & Culture International Limited
c/o 21/F, Jing An Center
No. 8 North Third Ring Road East
Chaoyang District, Beijing 100028
People’s Republic of China
+86-10 5799-2666

With copies to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Peggy Yu Yu (“Ms. Yu”), Guoqing Li (“Mr. Li”), Kewen Holding Co. Limited (“Kewen”) and Science & Culture International Limited (“SC International”), with respect to the common shares (“Common Shares”), comprising Class A common shares, par value $0.0001 per share (“Class A Common Shares”) and Class B common shares, par value $0.0001 per share (“Class B Common Shares”), of E-Commerce China Dangdang Inc., a Cayman Islands company (the “Company”). The Common Shares beneficially owned by Ms. Yu were previously reported on a Schedule 13G filed on February 1, 2011, as amended by amendments thereto. The Common Shares beneficially owned by each of Mr. Li, Kewen and SC International were previously reported on a separate Schedule 13G filed on February 1, 2011, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Peggy Yu Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,135,840[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,135,840[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,135,840[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%[2]. The voting power of the shares beneficially owned represent 8.4% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Consists of 3,135,840 Class A Common Shares and 13,000,000 Class B Common Shares held by Ms. Yu. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[2]	Based on 404,081,240 outstanding Common Shares as a single class, being the sum of 272,092,590 Class A Common Shares and 131,876,660 Class B Common Shares outstanding as of March 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on June 1, 2015, assuming conversion of all Class B Common Shares into Class A Common Shares. The voting power of the shares beneficially owned represent 8.4% of the total outstanding voting power.

2

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Guoqing Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 131,715,350[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 131,715,350[3]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,715,350[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%[4]. The voting power of the shares beneficially owned represent 75.0% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Consists of (i) 3,350,905 Class A Common Shares issuable to Dyna-Best Corp, a British Virgin Islands company wholly owned by Mr. Li, upon its exercise of options within 60 days after July 9, 2015, (ii) 21,876,660 Class B Common Shares held by Kewen, of which Mr. Li is the sole director and beneficial owner, and 8,302,785 Class A Common Shares issuable to it upon its exercise of options within 60 days after July 9, 2015, and (iii) 237,000 American depositary shares (“ADSs”) representing 1,185,000 Class A Common Shares and 97,000,000 Class B Common Shares held by SC International, a British Virgin Islands company majority owned by Kewen.

Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[4]	Based on 404,081,240 outstanding Common Shares as a single class, being the sum of 272,092,590 Class A Common Shares and 131,876,660 Class B Common Shares outstanding as of March 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on June 1, 2015, assuming conversion of all Class B Common Shares into Class A Common Shares. The voting power of the shares beneficially owned represent 75.0% of the total outstanding voting power.

3

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Kewen Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,364,445[5]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,364,445[5]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,364,445[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%[6]. The voting power of the shares beneficially owned represent 74.9% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

[5]	Consists of (i) 21,876,660 Class B Common Shares held by Kewen and 8,302,785 Class A Common Shares issuable to Kewen upon its exercise of options within 60 days after July 9, 2015, and (ii) 237,000 ADSs representing 1,185,000 Class A Common Shares and 97,000,000 Class B Common Shares held by SC International.

[6]	Based on 404,081,240 outstanding Common Shares as a single class, being the sum of 272,092,590 Class A Common Shares and 131,876,660 Class B Common Shares outstanding as of March 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on June 1, 2015, assuming conversion of all Class B Common Shares into Class A Common Shares. The voting power of the shares beneficially owned represent 74.9% of the total outstanding voting power.

4

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Science & Culture International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,185,000[7]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 98,185,000[7]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,185,000[7]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%[8]. The voting power of the shares beneficially owned represent 61.0% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

[7]	Consists of 237,000 ADSs representing 1,185,000 Class A Common Shares and 97,000,000 Class B Common Shares held by SC International.

[8]	Based on 404,081,240 outstanding Common Shares as a single class, being the sum of 272,092,590 Class A Common Shares and 131,876,660 Class B Common Shares outstanding as of March 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on June 1, 2015, assuming conversion of all Class B Common Shares into Class A Common Shares. The voting power of the shares beneficially owned represent 61.0% of the total outstanding voting power.

5

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares of the Company. The Common Shares of the Company consist of Class A Common Shares, par value US$0.0001 each, and Class B Common Shares, par value US$0.0001 each.

American depositary shares (the “ADSs,” and each, an “ADS”), each representing five Class A Common Shares, of the Company are listed on the New York Stock Exchange under the symbol “DANG.”

The principal executive offices of the Company are located at 21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

Ms. Yu, Mr. Li, Kewen and SC International are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)–(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Common Shares (including Class A Common Shares represented by the ADSs) held by each other Reporting Person or by any member of the Buyer Group (as defined in Item 4) that is not a Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Ms. Yu is the co-founder and executive chairwoman of the Company. Mr. Li is the co-founder, director and chief executive officer of the Company. Mr. Li and Ms. Yu are husband and wife, and each of them is a PRC citizen. Each of Kewen and SC International is principally an investment holding vehicle incorporated in the British Virgin Islands. Mr. Li is the sole director and beneficial owner of Kewen Holding Co. Limited, which holds 60% of the shares in Science & Culture International Limited. The principal business address of each of Kewen and SC International is c/o Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of Kewen and SC International are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons, and members of the Buyer Group (as defined in Item 4) that are not Reporting Persons, may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Common Shares by the Reporting Persons.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

On July 9, 2015, Ms. Yu and Mr. Li (collectively, the “Buyer Group”) jointly submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Common Shares not beneficially owned by the Buyer Group for cash consideration equal to US$7.812 per ADS, or US$1.5624 per Class A Common Share (the ”Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor any member of the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the New York Stock Exchange.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, copies of which are attached hereto Exhibit B, and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b)    The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 404,081,240 Common Shares (including Class A and Class B Common Shares) outstanding as of March 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on June 1, 2015, assuming conversion of all Class B Common Shares into the same number of Class A Common Shares.

Holders of Class A Common Share and Class B Common Share have the same rights except for voting and conversion rights. Each Class B Common Share is convertible into one Class A Common Share at any time by the holder thereof. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

7

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons, and members of the Buyer Group that are not Reporting Persons, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Common Shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 147,851,190 outstanding Common Shares (including an aggregate of 11,653,690 Class A Common Shares issuable upon the exercise of options held by Reporting Persons that are exercisable within 60 days after July 9, 2015), which represents approximately 35.6% of the total outstanding Common Shares and approximately 83.3% of the voting power of the total outstanding Common Shares. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Common Shares held by each other Reporting Person or by any member of the Buyer Group that is not a Reporting Person.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

(c)        None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Common Shares during the past 60 days.

(d)        Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by any of the Reporting Persons.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

8

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated July 20, 2015 by and among the Reporting Persons.

B	Proposal Letter dated July 9, 2015 from the Buyer Group to the board of directors of the Company.

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2015

/s/ Peggy Yu Yu
Peggy Yu Yu

/s/ Guoqing Li
Guoqing Li

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Kewen Holding Co. Limited

The business address of each of the following individuals is c/o 21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.

Directors:

Name	Country of Citizenship
Guoqing Li	The People’s Republic of China

Executive Officers:
None.

Science & Culture International Limited

The business address of each of the following individuals is c/o 21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.

Directors:

Name	Country of Citizenship
Guoqing Li	People’s Republic of China

Executive Officers:
None.